Mail Stop 4-7

      February 11, 2005


Steven L. Childers
Chief Financial Officer
Consolidated Communications Illinois Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938-3987

	RE:	Consolidated Communications Illinois Holdings, Inc.
		Amendment No. 1 to Registration Statement on Form S-1
		Filed January 27, 2005
		File No. 333-121086

Dear Mr. Childers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

1. You can safely delete the last sentence in the italicized paragraph, as you won`t need to define references to yourself and to other entities if your disclosure is clear.

2. Revise the second paragraph on page 1 to clarify that your assertion that you were the 16th largest local telephone company in the U.S. is an estimate only, as indicated in your response to prior comment 9.

Summary Consolidated Pro Forma Financial and Other Data, page 7

3. We note your response to comment 16 and refer to the reconciliation of net cash provided by operating activities to pro forma EBITDA presented on page 9. Revise the reconciliation of pro forma EBITDA to begin with historical cash flows from operations from the financial statements of Homebase Acquisition LLC.
Risk Factors, page 11

4. Several of your risk factor headings are still so vague or generic
that they could apply to any other issuer in any industry.  See for
example:
*  "We will be exposed to risks relating to evaluations of
controls
...."; and
* "We are subject to competition that could cause us to lose customers...."

Other captions continue to lack any specific reference to a risk to the company or its investors, such as:
* "Our existing equity investors may have conflicts of interests with you or us in the future";
* "Because we are a holding company, we depend on our subsidiaries..." (Isn`t the risk ultimately an inability to pay dividends?);
* "We expect that our cash income tax liability will increase in the future..."; and
* "We are dependent on third party vendors for our information and billing systems."

These are examples only. Please refer to prior comment 17 and revise your risk factor headings to provide more specific disclosure about the risks and how they relate to you, your business or your industry.

5. Your response to prior comment 31 states that the license agreements for the use of information and billing systems are not material agreements pursuant to Item 601(b)(10). In light of your admission that the availability of these systems is material to the company, please advise us of the basis for the company`s belief. Did you mean to state that no one license on its own is material to the company?

Dividend Policy and Restrictions, page 32

6. Revise the presentation on page 32 so that the third paragraph added in response to prior comment 35 appears immediately after the first paragraph on that page.

7. Disclose how Bank EBITDA is calculated, instead of referring to the definition presented in other sections of the document.

Estimated Minimum Bank EBITDA and Cash Available to Pay Dividends, page 34

8. We note your response to comment 47. It is unclear when the entire $14 million was or will be spent. For example, you state that of the $14 million, $2.3 million was spent as of September 30,
2004
and that you expect to incur $7.5 million in 2005. Please tell us and revise to address when the remaining $4.2 million was or will be spent. If the $4.2 million was not spent in the fourth quarter of 2004, please revise to include these expenses as a deduction in the calculation of estimated cash available to pay dividends.

9. We note your response to comment 43. As noted previously, your definition of Bank EBITDA does not appear to be highly correlated to cash since this measure excludes certain costs that involve cash outlays. To clarify how this level of Bank EBITDA will result in sufficient cash to pay dividends under your policy, we believe that you should make certain revisions to your disclosures:
* In order to depict the amount of cash that you believe will be available to pay dividends in the full year following the offering, revise your table on page 34 to remove any cash expenses that were added to EBITDA in arriving at your calculation of Bank EBITDA. For example, you should subtract estimated cash costs such as integration and restructuring, which would otherwise be included in Bank EBITDA pursuant to the definition, in arriving at estimated cash available to pay dividends.
* We do not believe it is appropriate to exclude cash costs that were incurred in historical periods from your table on page 35 since this table is intended to depict your ability to pay dividends in historical periods if your current dividend policy had been in place during those periods. Revise your table on page 35 to:
* remove the $5,000 adjustment for aggregate professional service fees paid to Mr. Lumpkin, Providence Equity and Spectrum Equity from your pro forma adjustments described in note 12(d); and
* remove the retention bonuses, severance costs, and cash items attributed to the acquisition of TXUCV in your calculation of cash available to pay dividends.

10. We note that you expected to contribute $0.9 million to your pension plan in 2004. We further note that in the table of material contractual cash obligations and commitments presented on page 75 you expect to pay $6.1 million in 2005 for pension and other post retirement obligations. Please tell us exactly what the $6.1 million represents and how you considered these obligations in your determination of estimated cash available to pay dividends for the twelve months following this offering.

Pro Forma Bank EBITDA Table, page 35

11. We note your response to comment 49. We believe the table on page 35 should present pro forma EBITDA and Bank EBITDA excluding the expected impact of the offering. Please revise the table to include only those pro forma adjustments directly attributed to the acquisition of TXUCV. You should reflect cash items resulting from the offering and related transactions that would impact the amount of cash available for dividends in the table on page 36.

12. We refer to note 17 of the table presented on page 35. Please tell us in detail and revise to discuss the nature of, and your basis for, these adjustments to pro forma EBITDA.


Estimated Cash Available to Pay Dividends Table, page 36

13. Revise the first line of this table to indicate that Bank
EBITDA
is actually pro forma Bank EBITDA, consistent with the preceding table.

14. We note that in the original dividend policy presented in your S-
1 filed on December 8, 2004, you previously included an adjustment (note 2) to deduct the amount of principal payments on amended and restated credit facilities. We note that you no longer include such an adjustment in your calculation of estimated cash available to pay dividends. Please tell us in detail why this adjustment was previously included and why you believe it is no longer required.

Senior Notes, page 42

15. It is not clear how much you would have been allowed to pay in dividends based on historical and pro forma results as of September
30, 2004, considering the restrictive covenants of your Senior
Notes.
Provide only the amount of detail necessary for the reader to understand how you would have been or will be limited by the restrictions in your senior notes. In that regard, revise to clearly explain how much you would have been able to pay in dividends based on your historical results and if you expect to be limited by these restrictions in the twelve months following your offering.

Management`s Discussion and Analysis of Results of Operations and
Financial Condition, page 51

	Overview, page 51

16. We note your revised disclosure in response to comment 60.
However, you should provide more details on the impact on your results of operations and liquidity that will result from your reorganization to a public corporation.

Critical Accounting Policies and Use of Estimates, page 65

17. We note your responses to comments 66 and 67 and related revised disclosures. Although it is clear that you have made material changes to your disclosures, it is still unclear why you believe these estimates and assumptions are both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments.

Revise to clearly indicate why these accounting estimates or assumptions bear the risk of change and equally important analyze, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate or assumption has been in the past, how much the it has changed in the past, and whether the estimate or assumption is reasonably likely to change in the future.

Effect of this Offering, page 73

18. We note that you expect to incur $1 million in incremental costs relating to your being a public company. Please clarify whether this amount relates to SEC reporting and compliance fees, or merely relates to fees relating to your listing on the New York Stock Exchange. Similarly clarify your disclosure on page 52.

Business, page 85

Legal Proceedings, page 106

19. Disclose the court in which Mr. Hinds filed the lawsuit. In addition, please clarify whether you believe this is a material claim. If the claim is material to your business or financial condition, please revise your disclosure in the first paragraph in which you state that the Illinois Telephone Operations are not subject to any material adverse claims.

      Industry Overview and Competition, page 106

20. Please disclose that you are unable to provide quantified disclosure regarding your market share in the markets in which you operate, as indicated in your response to prior comment 79, and explain the reason for that inability.

Compensation of Executive Officers, page 123

21. Please update this section to provide compensation disclosure for
2004, the last completed fiscal year. Similarly revise your "Certain
Relationships and Related Party Transactions" section, as applicable.
See Items 402 and 404 of Regulation S-K. In addition, to the extent that you have not already done so, please update any other information required under Regulation S-K to be updated for 2004.

Certain Relationships and Related Party Transactions, page 131

22. We refer to prior comment 84 as it pertains to whether you believe the terms of the transactions are comparable to terms you could obtain from independent third parties. Please advise why you believe it is not necessary to disclose the company`s belief in this regard. For example, if the company is paying higher fees or rates to its related parties than it would to non-affiliates, then this would appear to be material information for potential investors.


Underwriting, page 154

23. Confirm that the directed share program procedures that the company and CSFB intend to use have not changed since the staff previously reviewed them. See prior comment 87.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements, page
P-1

Condensed Consolidated Statement of Operations, page P-5

24. It appears that the majority of your depreciation and amortization expense for property and equipment is directly attributable to the generation of revenue. If so, revise your presentation to comply with SAB Topic 11:B, as applicable, by identifying the amount of applicable depreciation and amortization that is excluded from "cost of operations." Make similar revisions to the information presented in Selected Financial Data at page 7.

Note 1. Selling, General and Administrative Expenses, page P-9

25. We note your response to comment 95. We do not believe that the anticipated cost savings meets the pro forma adjustment criteria set forth in Article 11 of Regulation S-X. Please revise to delete. If you disagree, tell us in more detail why you expect this cost savings to have a continuing impact on your financial statements and to be factually supportable. Further, tell us in detail how you intend to completely eliminate all direct or indirect costs associated with these positions such that you will realize a cost savings of the entire amount previously spent for the responsibilities associated with these 70 positions.

Note 7.  Restricted Share Plan, page P-11

26. We note the amendment and restatement to your restricted share plan, effective with the offering. Tell us in more detail about the significant provisions of the amended plan, and citing the relevant accounting literature, tell us your basis of accounting going forward. Also address how you considered the modification of the original plan in determining the appropriate accounting treatment. Further, please supplementally provide us with the analysis you used to determine the necessary accounting adjustments associated with this change.

Note 8.  Interest Expense, page P-11

27. Please tell us what the $18.9 million in deferred financing costs represent, and which facilities these costs were associated with.
Citing the appropriate accounting literature, please tell us how you determined the $2.1 million and $1.3 million were the only appropriate amounts to write off in connection with this transaction.

Homebase Acquisition, LLC Financial Statements for the Year Ended
December 31, 2003, page F-2

	Note 2.  Summary of Significant Accounting Policies, page F-8

28. Revise to include a description of your accounting policy for accounting for stock-based compensation.

Goodwill and Other Intangible Assets, page F-9

29. We note your response to comment 101. Please note that tradenames are not evaluated for impairment at the reporting unit level. Revise to clarify and separately describe the impairment test required for tradenames as prescribed by paragraph 17 of SFAS No.
142. Also revise to further describe step two of the goodwill impairment test.

Revenue Recognition, page F-10

30. We note your response to and reissue comment 102. Please tell us in detail how you account for revenue and the related costs of print advertising and publishing of directories. Specifically discuss the relationship between the recognition of advertising and publishing revenues and the delivery of directories.

Note 5.  Goodwill and Other Intangible Assets, page F-13

31. We note your response to comment 106. Please tell us what components exist, if any, within each of your operating segments. If you have identified components, for each one, tell us: 1) if discrete financial information is available; 2) if the operating results are regularly reviewed by segment management; and 3) why they have not met the criteria of a reporting unit as defined by paragraph
30 of SFAS No. 142.

32. We note your response to comment 108. Your basis for determining a 10 year estimated useful life of your customer list is still unclear. Tell us the basis for your conclusion, citing the appropriate accounting literature and specific facts and circumstances that support this determination.

Note 13.  Restricted Share Plan, pages F-19 and F-83

33. We note your response to comments 109 and 110. Tell us in more detail about the significant provisions of this plan, including the nature of the restrictions, and citing the relevant accounting literature please tell us your basis of accounting. Further, tell us why this plan is subject to variable accounting, and your basis for determining that no compensation should have been recorded until the actual vesting date of these shares on December 31, 2004. Also provide us with your calculations of the purchase price under the call provisions for each period presented.

Note 14.  Environmental Remediation Liabilities, page F-20

34. We note your response to and reissue comment 111. Please tell us in more detail about the type of contamination and why you believe this contingency is immaterial. Describe for us the nature and extent of your exposure to future environmental remediation costs. If your potential exposure is material, provide the disclosures described in paragraph 10 of SFAS 5, SOP 96-1 and SAB Topic 5:Y in the financial statements and MD&A.

Note 4.  Affiliated Transactions, page F-33

35. Disclose in Note 4 the method you use to allocate expenses incurred by McLeod USA. Refer to prior comment 116.

TXU Communications Ventures Company Financial Statements, page F-
42

Note A.  Summary of Significant Accounting Policies, page F-49

Revenue Recognition, page F-53

36. We note your response to and reissue comment 119. Please tell us in detail how you account for revenue and the related costs of print advertising and publishing of directories. Specifically discuss the relationship between the recognition of advertising and publishing revenues and the delivery of directories.

Homebase Acquisition LLC Condensed Consolidated Financial
Statements,
page F-71

Note 4.  Acquisition, page F-77

37. We note your response to comment 124. Your basis for determining a 13 year estimated useful life of your customer list is still unclear. Please tell us the basis for your conclusion, citing the appropriate accounting literature and specific facts and circumstances that support this determination.

Exhibit 5.1, Legality Opinion

38. It appears that this opinion relies on the assumption that the Board has duly authorized the issuance of shares sold by the company and the organizational documents. However, counsel must opine on whether the issuance itself is duly authorized and cannot assume the registrant has taken all corporate actions necessary to authorize the issuance of the shares. Please revise.

*  *  *  *

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Christine Bashaw, Staff Accountant, at (202) 824-5422 or Terry French, Accountant Branch Chief, at (202) 942-
1990
if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Englard, Staff
Attorney,
at (202) 942-2832 or me at (202) 942-1990 with any other
questions.

							Sincerely,


							Michele M. Anderson
							Legal Branch Chief

cc:	Alexander A. Gendzier, Esq.
      Fax:  212-556-2222
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Steven L. Childers
Consolidated Communications Illinois Holdings, Inc.
February 11, 2005
Page 1